SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d – 100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Jacuzzi Brands, Inc.

(Name of Subject Company (Issuer))

Jacuzzi Brands, Inc.

(Names of Filing Persons (Offeror))

Certain Outstanding Options to Purchase Jacuzzi Brands, Inc.
Common Stock, par value $.01 per share

(Title of Class of Securities)

469 865 10 9

(CUSIP Number of Class of Securities (Underlying Common Stock))

Steven C. Barre, Esq.
Senior Vice President, General Counsel and Secretary
Jacuzzi Brands, Inc.
777 S. Flagler Drive
Suite 1100 West
West Palm Beach, Florida 33401
Telephone: (561) 514-3838

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Stephen K. Roddenberry, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
Telephone: (305) 374-5600

CALCULATION OF FILING FEE

Transaction Valuation * $4,074,368	Amount of Filing Fee $516.22(1)

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 1,904,012 shares of common stock of Jacuzzi Brands, Inc. will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options ($4,074,368), calculated based on the Black-Scholes option pricing model as the transaction value multiplied by (ii) $126.70 per each $1.0 million of the value of the transaction.

(1)	Previously paid.

     ☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	____________________	Filing Party:	____________________
Form or Registration No.:	____________________	Date Filed:	____________________

     ☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐  third-party tender offer subject to Rule 14d-1.

     ☒  issuer tender offer subject to Rule 13e-4.

     ☐  going-private transaction subject to Rule 13e-3.

     ☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO of Jacuzzi Brands, Inc., filed on February 18, 2004, in connection with its offer to eligible participants to exchange certain outstanding options to purchase shares of Jacuzzi Brands common stock, par value $.01 per share, for restricted shares of Jacuzzi Brands common stock. This Amendment No. 1 reports the results of the offer.

Item 4.  Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended to add the following sentences:

     The offer expired at 5:00 p.m., Eastern Standard Time on March 17, 2004. Subject to the terms and conditions of the offer, Jacuzzi Brands accepted for cancellation options to purchase 1,903,337 shares of its common stock, and granted 435,730 restricted shares of its common stock in exchange. The grants of restricted stock were effective March 17, 2004. Participants tendered 100% of the options eligible to be exchanged under the program.

Item 12.  Exhibits.

Exhibit Number	Description of Exhibits

(a)(6)	Form of letter to exchange program participants, dated March 17, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JACUZZI BRANDS, INC.

Date: March 18, 2004	By: /s/ STEVEN C. BARRE Steven C. Barre, Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

(a)(6)	Form of letter to exchange program participants, dated March 17, 2004.